

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
| --- |
| 8- 53228 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Faroah Securities Corp.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 W. Santa Clara St., Suite 325
(No. and Street)

| San Jose | CA | 95113 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McConnell (408) 356-0990
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE
(Name — *if individual, state last, first, middle name*)

| 111 W. St. John St., Suite 1010 | San Jose | CA | 95113 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# FAROAH SECURITIES CORP.

## FINANCIAL STATEMENTS

**For the Year Ended December 31, 2001**

## CONTENTS


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Loss | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 - 6 |
| Supplementary Financial Information: | |
| Independent Auditors' Report on Supplementary Information Required by Rules 15c3-3 and 17a-5 of the Securities and Exchange Commission | 7 |
| Schedule I - Financial and Operation Combined Uniform Single Report Computation of Basic Net Capital Requirement | 9 - 10 |
| Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 | 11 |
| Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 | 12 |
| Schedule IV - Reconciliations Pursuant to Rule 17a-5 | 13 |
| Oath or Affirmation | 14 |
| Independent Auditors' Report on Internal Control | 15 - 16 |



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Faroah Securities Corp.
San Jose, California

We have audited the accompanying statement of financial condition of **Faroah Securities Corp.** (the Company) as of December 31, 2001 and the related statements of loss and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data contained in Schedules I, II, III and IV is presented, as supplementary information required by rules 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon achieving profitable operations and/or receiving additional capital contributions from the sole stockholder to ensure its continued existence as a going concern as explained in Note 6.

Lautze & Lautze

San Jose, California
January 31, 2002
(except for Note 5, as to which
the date is February 12, 2002)

# FAROAH SECURITIES CORP.
## STATEMENT OF FINANCIAL CONDITION
December 31, 2001

### Assets

| | |
|---|---|
| Cash | $ 77,577 |
| Cash clearing account | 50,000 |
| Other receivables | 2,573 |
| Total assets | $ 130,150 |

### Liabilities and Stockholder's Equity

| | |
|---|---|
| Accrued expenses | $ 99 |
| Total liabilities | 99 |
| Commitments and contingencies | |
| Stockholder's equity: | |
| Common stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding | 250,000 |
| Accumulated deficit | (119,949) |
| Total stockholders' equity | 130,051 |
| Total liabilities and stockholder's equity | $ 130,150 |

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.

**STATEMENT OF LOSS**

For The Year Ended December 31, 2001

| | |
|---|---|
| Commission income | $ 192 |
| Operating expenses: | |
| Clearing charges | 13 |
| Line, data, and service charges | 193 |
| Auto expense | 34 |
| Bank service charges | 48 |
| Dues and subscriptions | 300 |
| Insurance | 1,625 |
| Janitorial and maintenance | 45 |
| Licenses and permits | 20 |
| Wire transfer fee | 45 |
| Office expense | 157 |
| Payroll service | 99 |
| Payroll tax expense | 2,809 |
| Wages | 26,575 |
| Postage and delivery | 802 |
| Professional fees - accounting | 125 |
| Professional fees - consulting | 51,626 |
| Professional fees - legal | 29,805 |
| Registration and licensing | 4,584 |
| Travel and entertainment | 1,094 |
| Total operating expenses | 119,999 |
| Net operating loss | (119,807) |
| Other income (expense): | |
| Interest and dividend income | 338 |
| Other income | 1 |
| Investment loss | (481) |
| Net loss | (119,949) |
| Accumulated defecit, beginning of year | - |
| Accumulated defecit, end of year | $ (119,949) |

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
**STATEMENT OF CASH FLOWS**
For The Year Ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (119,949) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Investment loss | 481 |
| Increase in assets: | |
| Cash clearing account | (50,000) |
| Other receivables | (2,573) |
| Increase in accrued expenses | 99 |
| Net cash used by operating activities | (171,942) |
| Cash flows from investing activities: | |
| Purchase of investments | (8,620) |
| Proceeds from sale of investments | 8,139 |
| Net cash used by investing activities | (481) |
| Cash flows from financing activities: | |
| Proceeds from sale of common stock | 250,000 |
| Net cash provided by financing activities | 250,000 |
| Net increase in cash and cash equivalents | 77,577 |
| Cash: | |
| Beginning of year | - |
| End of year | $ 77,577 |

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended December 31, 2001

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Faroah Securities Corp. (the Company) was incorporated in California in January 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and sells mutual funds. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

### Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations.

### Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The income tax provision for financial statement purposes is computed using the current state income tax rate for S corporations. The individual stockholders are liable for federal and state income taxes on their respective shares of the Company's taxable income.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. CASH CLEARING ACCOUNT

The Company has a $50,000 deposit with Dain Correspondent Services, the clearing broker-dealer, which is required by the clearing firm as a security deposit.

## 3. OTHER RECEIVABLES

During the year, the Company invested in a mutual fund. The clearing house holding the investment went bankrupt and the Company was only reimbursed 90% of the balance in the investment account. The remaining 10%, $2,508, is included in other receivables. It has not been determined yet whether or not this receivable will be collectible.

FAROAH SECURITIES CORP.
**NOTES TO FINANCIAL STATEMENTS**
For The Year Ended December 31, 2001

4. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and a net capital requirement of $127,478 and $25,000, respectively.

5. **COMMITMENTS AND CONTINGENCIES**

At December 31 2001, the Company was in dispute with the NASD over the net capital requirement. NASD regulations prohibit more than ten trades per year in a cash clearing account. During the year, the Company had multiple trades in the cash clearing account, which the NASD declared went beyond the allowable number of annual trades. The excess trades occurred when the original clearing house holding the investments went bankrupt and all investments had to be liquidated. The NASD then proposed to increase the net capital requirement to $100,000. On February 12, 2002, the NASD verbally agreed to keep the net capital requirement of $25,000. The Company is waiting for written notification of this agreement.

The Company's sole stockholder is engaged in a lawsuit with a business partner in a related company over the stockholder's dual registration with the Company and the related company. The business partner has asserted that this is in violation of the related company's policies and California Blue Sky Laws. The stockholder has denied these allegations. If the suit is settled unfavorably, the Company will experience no losses and the stockholder will resign from the related company.

6. **RELATED PARTY TRANSACTIONS**

During the year ending December 31, 2001, the Company paid $24,941 in consulting fees to a company with common ownership.

7. **GOING CONCERN**

The Company is dependent upon achieving profitable operations and/or receiving additional capital contributions from the sole stockholder to ensure its continued existence as a going concern.

**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Faroah Securities Corp.
San Jose, California

We have audited the accompanying financial statements of Faroah Securities Corp. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 31, 2002 (except for Note 4, as to which the date is February 12, 2002). Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Jose, California
January 31, 2002
(except for Note 5, as to which
the date is February 12, 2002)

FAROAH SECURITIES CORP.

**SUPPLEMENTARY FINANCIAL INFORMATION**

For The Year Ended December 31, 2001

FAROAH SECURITIES CORP.
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**
December 31, 2001

**Schedule I**

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $130,051 |
| 2. | Deduct ownership equity not allowable for Net Capital | | |
| 3. | Total ownership equity Qualified for Net Capital | | |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| | B. Other (deductions) or allowable credits (list) | | |
| 5. | Total capital and allowable subordinated liabilities | | |
| 6. | Deductions and/or charges | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $2,573 | |
| | B. Secured demand note deficiency | | |
| | C. Commodity futures contracts and spot commodities proprietary capital charges | | |
| | D. Other deductions and/or charges | | 2,573 |
| 7. | Other additions and/or allowable credits (List) | | |
| 8. | Net capital before haircuts on securities positions | | $127,478 |
| 9. | Haircuts on securities (computed where applicable pursuant to 15c3-1(f)) | | |
| | A. Contractual securities commitments | | |
| | B. Subordinated securities borrowings | | |
| | C. Trading and investment securities | | |
| | 1. Exempted securities | | |
| | 2. Debt securities | | |
| | 3. Options | | |
| | 4. Other securities | | |
| | D. Undue Concentration | | |
| | E. Other (List) | | |
| 10. | Net Capital | | $127,478 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 7 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 25,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 25,000 |
| 14. | Excess net capital (line 10 less 13) | 102,478 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 127,468 |

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
**FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)**
December 31, 2001

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. | Total liabilities from Statement of Financial Condition | | $ 99 |
| 17. | Add: | | |
| | A. Drafts from immediate credit | | |
| | B. Market value of securities borrowed from which no equivalent value is paid or credited | | |
| | C. Other unrecorded amounts (List) proprietary capital charges | | |
| 19. | Total aggregate indebtedness | | 99 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | 0% |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d) | 0% |

## NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of
  1. Minimum dollar net capital requirement or
  2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets.

FAROAH SECURITIES CORP.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**

December 31, 2001

**Schedule II**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

FAROAH SECURITIES CORP.
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
December 31, 2001

**Schedule III**

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

FAROAH SECURITIES CORP.
**RECONCILIATIONS PURSUANT TO RULES 17a-5**
December 31, 2001

**Schedule IV**

No changes were made to the computation of net capital.

## OATH OR AFFIRMATION

I, James McConnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Faroah Securities Corp., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

TREASURER

Title

SEE ATTACHED

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara } ss.

On 2/22/02 (Date), before me, Kathy Powell (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared James F. McConnell (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence



KATHY POWELL
Commission # 1279786
Notary Public - California
Santa Clara County
My Comm. Expires Oct 7, 2004


to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Kathy Powell
Signature of Notary Public

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

**Capacity(ies) Claimed by Signer**

Signer's Name: ____________________

- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________



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## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Faroah Securities Corp.
San Jose, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **Faroah Securities Corp.** (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
January 31, 2002